Continuation Sheet

Note (1):

Pursuant to that certain Securities Purchase Agreement (the "Purchase Agreement"), dated as of July 27, 2004, by and among Warburg Pincus Private Equity VIII, L.P., certain affiliates of BCP Capital Management LLC
(the "BCP Entities") and Proxim Corporation (the "Company"), on October 22, 2004, the BCP Entities surrendered for cancellation an aggregate of 400,000 shares of the Series A Convertible Preferred Stock (the "Series A Preferred Stock") of the Company, 65,413 shares of the Series B Convertible Preferred Stock (the "Series B Preferred Stock") of the Company and Warrants
(the "Warrants") to purchase an aggregate of 4,836,180 shares (at issuance) of the Company's Class A Common Stock, par value $0.01 per share
(the "Common Stock") in exchange for an aggregate of 53,320 shares of the Series C Preferred Stock of the Company and 21,866,661 shares of Common
Stock. The Series A Preferred Stock was convertible by the BCP Entities, at any time and from time, to time, at an initial conversion price of $3.0559 and at an initial conversion rate of approximately 8.1809 shares of Common Stock for each share of Series A Preferred Stock converted, subject to certain adjustments as set forth in the Certificate of Designations, Preferences and Rights of the Series A Convertible Preferred Stock of Proxim
Corporation (the "Series A Certificate of Designations"). The liquidation preference of the Series A Preferred Stock accreted at an annual rate of 8%, compounded semi-annually, as more fully described in the Series A Certificate of Designations. The Series B Preferred Stock was convertible by the BCP Entities, at any time and from time to time, into shares of Common Stock at an initial conversion price of $1.15, and at an initial conversion rate of approximately 86.96 shares of Common Stock for each share of Series B Preferred Stock converted, subject to certain adjustments as set forth in the Certificate of Designations, Preferences and Rights of Series B preferred Stock of Proxim Corporation, as filed with the Secretary of State of the State of Delaware on December 15, 2003 (the "Series B Certificate of Designations"). The liquidation preference of the Series B Preferred Stock accreted at an annual rate of 14%, compounded quarterly, as more fully described in the Series B Certificate of Designations. The Warrants were convertible immediately.

By reason of the provisions of Rule 16a-1 of the Securities Exchange Act of 1934, as amended, Mr. Brooks may be deemed to be the beneficial owner (within the meaning of Rule 16a-1 under the Securities Exchange Act of 1934) of an indeterminate portion of the securities beneficially owned by the BCP Entities. Mr. Brooks is also a member of the board of directors of the Company. Mr. Brooks disclaims any beneficial ownership of the securities issued in the aforementioned transaction.

Note (2):

The Series A Preferred Stock was to be redeemed by the Company on August 5, 2007 for an amount equal to the liquidation value then in effect plus all accrued and unpaid dividends. The Series B Preferred Stock was to be redeemed by the Company on the seventh anniversary of its issuance date for an amount equal to the liquidation value then in effect plus all accrued and unpaid dividends.

Note (3):

1/3 of the shares underlying the stock option vest immediately and 1/3 of the shares underlying the stock option vest on each anniversary date of the grant, such that all of the shares underlying the stock option will be vested and exercisable on the second anniversary of the date of the grant.